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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13G

                        Under the Securities Act of 1934

                          LaSalle Partners Incorporated

              ---------------------------------------------------

                                (Name of Issuer)

                                  Common Stock

              ---------------------------------------------------
                         (Title of Class of Securities)

                                   51802H 10 5

              ---------------------------------------------------
                                 (CUSIP Number)

              ---------------------------------------------------

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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---------------------------                               ---------------------
CUSIP No. 51802H 10 5                    13G                Page 2 of 8 Pages
---------------------------                               ---------------------

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1      NAME OF REPORTING PERSON            Lizanne Galbreath

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          Not applicable
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                                (A)[X]
                                                                          (B)[ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
  NUMBER OF SHARES             1,985,035
 BENEFICIALLY OWNED   ---------------------------------------------------------
        BY               6     SHARED VOTING POWER
   EACH REPORTING              0
    PERSON WITH       ---------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER
                               1,985,035
                      ---------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,985,035
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                         [ ]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       12.3%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------------





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---------------------------                               ---------------------
CUSIP No. 51802H 10 5                    13G                Page 3 of 8 Pages
---------------------------                               ---------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON            Galbreath Holdings, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 31-1522418
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                                (A)[X]
                                                                         (B)[ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
 NUMBER OF SHARES             1,785,130
BENEFICIALLY OWNED    ----------------------------------------------------------
        BY              6     SHARED VOTING POWER
  EACH REPORTING                            0
    PERSON WITH       ---------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER
                              1,785,130
                      ---------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,785,130
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                         [X]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       11.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
--------------------------------------------------------------------------------





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Item 1(a).     NAME OF ISSUER:

               LaSalle Partners Incorporated

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               200 East Randolph Drive
               Chicago, Illinois 60601

Item 2(a).     NAME OF PERSON(S) FILING:

               Galbreath Holdings, LLC, a Delaware limited liability company ("Galbreath Holdings"), and Lizanne Galbreath, individually and in her capacity as managing member of Galbreath Holdings.

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The principal business address of Galbreath Holdings is 180 East Broad Street, Columbus, Ohio 43215. The principal business address of Lizanne Galbreath is LaSalle Partners, 220 East 42nd Street, New York, New York 10017.

Item 2(c).     CITIZENSHIP:

               Galbreath Holdings is organized in the State of Delaware. Lizanne Galbreath is a citizen of the United States.

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e).     CUSIP NUMBER:

               51802H 10 5

Item 3.        NOT APPLICABLE.

Item 4.        OWNERSHIP.

               (a) Amount beneficially owned:

               As of December 31, 1997, Galbreath Holdings may be deemed to be the beneficial owner of 1,785,130 shares of Common Stock of LaSalle Partners Incorporated as a result of voting and dispositive power that it held with respect to the 1,785,130 shares of Common Stock of LaSalle Partners Incorporated.

               As of December 31, 1997, Lizanne Galbreath may be deemed the beneficial owner of 1,985,035 shares of Common Stock of LaSalle Partners Incorporated, consisting of (i) 1,785,130 shares of Common Stock deemed to be beneficially owned by Galbreath

                                       4


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               Holdings as referred to above and (ii) 199,905 shares of Common
               Stock beneficially owned by Lizanne Galbreath. Ms. Galbreath is the managing member of Galbreath Holdings. Ms. Galbreath disclaims beneficial ownership of such shares of Common Stock except to the extent of her ownership interests.

               (b) Percent of class:

               12.3% (11.0% beneficially owned by Galbreath Holdings).

               (c)   Number of shares as to which Galbreath Holdings has:

               (i)   Sole power to vote or direct the vote:  1,785,130
               (ii)  Shared power to vote or to direct the vote:  0

               (iii) Sole power to dispose of or to direct the disposition of:
                     1,785,130
               (iv)  Shared power to dispose of or to direct the disposition of:
                     0

               Number of shares as to which Ms. Galbreath has:

               (i)   Sole power to vote or direct the vote:  1,985,035
               (ii)  Shared power to vote or to direct the vote:  0

               (iii) Sole power to dispose of or to direct the disposition of:
                     1,985,035
               (iv)  Shared power to dispose of or to direct the disposition of:
                     0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Galbreath Holdings, LLC and
               Lizanne Galbreath.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.



                                       5


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                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  GALBREATH HOLDINGS, LLC

Date:  February 15, 1998                          By: /s/ Lizanne Galbreath
                                                      ---------------------
                                                      Name:  Lizanne Galbreath
                                                      Title: Managing Member

Date:  February 15, 1998                           /s/ Lizanne Galbreath
                                                   ---------------------
                                                   Lizanne Galbreath


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                                  Exhibit Index

Exhibit I Joint Filing Agreement, dated February 15, 1998, by and between Galbreath Holdings, LLC and Lizanne Galbreath.



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